SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2014

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-115598, 333-117954 and 333-150197 and our Form S-8 Registration Statement File No. 333-111437.

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: RADA Electronic Industries Announces Full Year 2013 Results dated April 30, 2014
99.2	Press Release: RADA Electronic Industries Announces Filing of 2013 Annual Report dated April 30, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Herzle Bodinger
Herzle Bodinger
President and Chairman

Date:  April 30, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: RADA Electronic Industries Announces Full Year 2013 Results dated April 30, 2014
99.2	Press Release: RADA Electronic Industries Announces Filing of 2013 Annual Report dated April 30, 2014